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AUGUST 2018 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**218,504**	**165,794**	**52,710**	**102,173**	**78,809**	**37,522**
Versus August 2017	4.1%	1.1%	15.0%	5.7%	20.1%	-21.3%

HIGHLIGHTS

- **Ford Motor Company's August U.S. sales** totaled 218,504 vehicles – an increase of 4.1 percent overall and 1.1 percent at retail
- **Fleet sales of 52,710 vehicles climbed** 15.0 percent, with commercial fleet turning in a strong 20 percent gain
- **Ford's overall average transaction pricing expanded $1,400 in August,** growing at twice the rate of the overall industry average
- **Ford is America's top seller of trucks, SUVs and vans combined,** with these vehicles totaling 174,443 sales last month – a gain of 11.4 percent; this year, Ford brand pickups, vans and SUVs posted sales of 1,300,400 vehicles – up 3.5 percent
- **Ford F-Series marked its 16th consecutive month of year-over-year gains,** on sales of 81,839 pickups, making it the best August F-Series month since 2005
- **Ford brand SUVs post a 21 percent increase last month,** on sales of 72,270 vehicles
- **Both Ford Expedition and Ford Explorer turned in big months;** Expedition was up 94.6 percent, while Explorer gained 19.2 percent
- **Sales of Ford Mustang climbed 35.3 percent for August,** with total sales of 7,487 cars
- **As one of the hottest vehicles in America,** all-new Lincoln Navigator continues its dash off dealer lots, with sales up 101.6 percent in August

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About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 201,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.

"F-Series completed 16 straight months of sales gains, while Ford Brand SUVs were up 21 percent in August. With greater production output and stronger stock positions, our two newest products had a terrific August. Sales of our all-new Expedition were up a strong 95 percent. Right now, the hottest vehicle in America is our all-new Lincoln Navigator, which saw sales expand by more than 100 percent in August." – Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service

WINNING PORTFOLIO

Ford pickup trucks

Consistent growth for America's best-selling vehicle continues; on total sales of 81,839 pickups, F-Series hits 16 straight months of gains. High trim series Super Duty made up more than half of Super Duty retail sales, with record Super Duty pricing of $58,700 per truck.

Ford SUVs

Ford SUVs turned in double-digit gains last month. Expedition was up 94.6 percent, with high series SUVs driving a $13,100 increase in transaction prices. Explorer had its best August in 14 years, on total sales of 21,599 vehicles. Both vehicles along with the all-new EcoSport are big growth drivers.

Ford Performance

Mustang continues to bolster its leadership position as America's best-selling sports car. Mustang saw sales of 7,487 cars in August, a 35.3 percent gain over a year ago. Mustang has built more than 10 million cars over the last 54 years.

Ford commercial vans

As the world's best-selling cargo van and America's No. 1-selling van, Transit turned in a 25.1 percent increase in August, with 12,725 vehicles sold. Business confidence remains strong, providing continued strong support for Transit sales.

Lincoln

Lincoln Navigator continues its move up the sales charts, posting a 101.6 percent gain in August versus a year ago. California continues to be one of the biggest growth markets, with retail sales up 230 percent in August. Transaction prices were up $29,900 last month, totaling $84,000 per SUV.

FORD MOTOR COMPANY
AUGUST 2018

Fleet Segment	August 2018		August CYTD	
	Percent of Total Sales	YOY Change	Percent of Total Sales	YOY Change
Rental	2.4%	0.3 points	12.1%	(0.1) points
Commercial	14.8%	2.0 points	13.0%	1.0 points
Government	6.9%	(0.0) points	6.0%	(0.3) points
Total Fleet	24.1%	2.3 points	31.2%	0.6 points

Gross Stock (incl. in-transit)	August 2018		July 2018		August 2017	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	118,819	85	130,733	90	150,338	85
SUVs	214,430	73	209,155	72	183,080	75
Trucks	272,602	72	265,247	71	297,412	83
Total	605,851	75	605,135	75	630,830	81

Dealer Stock (on ground)	August 2018		July 2018		August 2017	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	99,558	72	112,093	77	125,340	71
SUVs	174,216	60	182,091	62	148,671	61
Trucks	210,134	56	211,761	57	244,166	68
Total	483,908	60	505,945	63	518,177	67

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com